Exhibit 11

MATERION CORPORATION AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		First Half Ended
	Jun. 28, 2013	Jun. 29, 2012	Jun. 28, 2013	Jun. 29, 2012
	Restated		Restated
Basic:
Average shares outstanding	20,566,000	20,430,000	20,524,000	20,400,000
Net Income	$4,155,000	$7,929,000	$10,940,000	$14,047,000
Per share amount	$0.20	$0.39	0.53	0.69

Diluted:
Average shares outstanding	20,566,000	20,430,000	20,524,000	20,400,000
Dilutive stock securities based on the treasury stock method using average market price	303,000	236,000	321,000	287,000
Totals	20,869,000	20,666,000	20,845,000	20,687,000
Net Income	$4,155,000	$7,929,000	$10,940,000	$14,047,000
Per share amount	$0.20	$0.38	0.52	0.68